SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 29, 2007

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F	☒	Form 40-F	☐

Enclosures:

1.               Nokia stock exchange release dated January 29, 2007: Nokia and Siemens Move Forward with Proposed Nokia Siemens Networks Product Portfolio Plan

PRESS RELEASE
January 29, 2007

Nokia and Siemens Move Forward with Proposed Nokia Siemens Networks Product Portfolio Plan

Espoo, Finland - Nokia and Siemens announced today that they would start sharing the proposed product portfolio plan for the future Nokia Siemens Networks with employees and customers starting in early February.  As a result, Nokia and Siemens will immediately begin the process of sharing the proposed future product portfolio information with employee representatives.

“As we continue to make strong progress in integration planning for Nokia Siemens Networks, it is critical that we are able to maintain the strong support that we have seen so far from customers by providing them with clarity about our future portfolio plans,” said Simon Beresford-Wylie, CEO-designate of Nokia Siemens Networks.  “Sharing that information now is also in the best interests of employees so we are able to ensure the strongest possible start for Nokia Siemens Networks. While the portfolio plans are still subject to input from customers and employee consultation processes, we believe that we will be ideally positioned to provide best-in-class products and services for the converging telecommunications world.”

Planning is still underway to assess the personnel, site and country-level impact of the proposed product portfolio plan as well as expected transition times and requirements for ongoing support for existing products.  As planning proceeds related to the personnel implications of the proposed portfolio plans, those implications will be made available in accordance with local legal practices.  The business and personnel implications are expected to be available only after the closing of Nokia Siemens Networks.

As previously announced, the synergies associated with the creation of Nokia Siemens Networks are expected to result in a headcount adjustment over the next four years of approximately 10-15 percent from the initial combined base of approximately 60,000.  Actual employee reductions will only take place after the appropriate consultations are completed according to each jurisdiction’s labor law requirements and Nokia Siemens Networks has begun operations.

Nokia and Siemens have made strong progress towards the integration of Nokia Siemens Networks. The transaction has been given antitrust approval in the European Union and the United States, and the new company’s global mode of operation and organizational structure have been defined.  The planned merger to create Nokia Siemens Networks is expected to close in the first quarter of 2007.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. Further information is available at www.nokia.com.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (including “discontinued operations”) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), according to US GAAP, Siemens had sales of €87.3 billion and net income of €3.033 billion. Further information is available on the Internet at: www.siemens.com.

Forward looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Networks communications

Tel. +358 7180 31465

Nokia Communications

Tel. +358 7180 34 900

E-mail: press.office@nokia.com

www.nokia.com

Siemens Corporate Communications

Andreas Schwab

Tel. +49 89 636 34888

E-Mail: andreas.schwab@siemens.com

Thorsten Opderbeck

Tel. +49 89 722 33988

E-Mail: thorsten.opderbeck@siemens.com

www.siemens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel